UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K consists of (i) 4d pharma plc’s, or the Registrant’s, Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021 and December 31, 2020 and for the six-months ended June 30, 2021 and 2020, which is attached hereto as Exhibit 99.1; and (ii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021, which is attached hereto as Exhibit 99.2.

EXHIBITS INDEX

Exhibit No.	Document Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2021 and December 31, 2020 and for the six-months ended June 30, 2021 and 2020
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: September 30, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer